King & Spalding LLP 1100 Louisiana, Suite 4000 Houston, Texas 77002 Main: (713) 751-3200 Fax: (713) 751-3290
Jeffery K. Malonson Direct Dial: (713) 751-3275 Direct Fax: (713) 751-3290 jmalonson@kslaw.com

September 22, 2017

Via EDGAR

Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 100 F Street, N.E. Washington, DC. 20549 Attn: Mara L. Ransom

Re:	NextDecade Corporation

Registration Statement on Form S-3

Filed August 30, 2017

File No. 333-220263

Dear Ms. Ransom:

On behalf of NextDecade Corporation (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2017 (as amended, the “Registration Statement”).

Amendment No. 2 has been revised to reflect the Company’s response to the comment received on September 19, 2017 from the staff of the Commission (the “Staff”). For your convenience, this letter sets forth in italics the Staff’s comment before the response. Page references in the text of this response letter correspond to page numbers in Amendment No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Incorporation of Certain Information By Reference, page 2

1.	Since the filing date of this registration statement, we note that you have filed certain Exchange Act reports. Please update this section to include the appropriate reports. Further, should you wish to incorporate by reference other Exchange Act reports filed during the period prior to the effectiveness of this registration statement, please also revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. See Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05 which is available on our website.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 to include filings subsequent to the date of the filing of the Registration Statement to include the requested information.

Securities and Exchange Commission
September 22, 2017

Selling Stockholders, page 8

2.	Please disclose whether any of the selling stockholders are broker-dealers, such as Cantor Fitzgerald & Co., or affiliates of broker-dealers. Note that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter. We note your disclosure on page 17, where you state that the selling stockholders, etc. may be underwriters, however, you should revise your disclosure to affirmatively state as much, as applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 10 and 12 of Amendment No. 2 to disclose (based on representations we have received from the Selling Stockholders) the fact that Cantor Fitzgerald & Co. is a broker-dealer or affiliate of a broker-dealer.

Exhibit 5.1

3.	Please have counsel revise the legal opinion to opine that the 39,155,199 shares which are not yet issued, will be, when sold, validly issued, fully paid and nonassessable.

Response: In response to the Staff’s comment, counsel has revised the legal opinion to opine that the 39,155,199 shares which are not yet issued, will be, when sold, validly issued, fully paid and nonassessable.

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Securities and Exchange Commission
September 22, 2017

If we can be of any assistance in explaining these responses or the changes in Amendment No. 2, please let us know. Please contact me with any questions or comments at (713) 751-3275.

Very truly yours,

/s/ Jeffery K. Malonson
Jeffery K. Malonson

cc:	Krysta De Lima, NextDecade Corporation
Gabriel Gutierrez, NextDecade Corporation

Carrie A. Ratliff, King & Spalding LLP

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